UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Disposal dated 09 April, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 09, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date:April 09, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

9

April
 2009

9 April 2009

Barclays announces sale of iShares for US$4.4 billion (£3.0 billion)

The Board of Directors of Barclays PLC today announces agreement for the sale of its iShares business ("iShares") to Blue Sparkle LP ("Bidco"), a new limited partnership established by CVC Capital Partners Group SICAV-FIS S.A. ("CVC"), for a total consideration of approximately US$4.4 billion (£3.0 billion).

The transaction will:

  Allow Barclays to crystallise significant value through the realisation of an expected net gain on sale of US$2.2 billion (£1.5 billion), taking into consideration goodwill of US$1.4 billion (£1.0 billion), from a business grown largely organically over the last five years;

  Give Barclays the opportunity to maximise value through the sale of a business which represents a distinct channel for Barclays Global Investors ("BGI") and which now has the scale, depth of client relationships and brand equity to continue to be successful on a standalone basis;

  Provide Barclays the opportunity to participate in future value creation through a continuing commercial relationship with the iShares business and the potential crystallisation of consideration through a cash-settled participation interest entitling Barclays to receive a portion of the value uplift on iShares if certain performance-related hurdles are met; and

  Enhance the capital position of Barclays, adding an estimated 54bps to Equity Tier 1 pro forma as at 31 December 2008. Taking into account the expected net gain on the sale of iShares, conversion of the Mandatorily Convertible Notes issued in November 2008 and all innovative Tier 1 capital, on a pro forma basis, Barclays would have reported an estimated Tier 1 ratio of 10.3% and an estimated Equity Tier 1 ratio of 7.2% as at 31 December 2008.

Under the transaction agreement, for a period of at least 45 business days from 15 April 2009, Barclays may solicit proposals for iShares and potentially other related businesses from third parties. There can be no assurance that the solicitation of proposals will result in any superior alternative transaction being agreed.

iShares is a leading global provider of exchange traded funds ("ETFs") and forms part of BGI. Following the transaction, BGI will remain one of the world's largest asset managers. This scale, combined with deep client relationships and strong investment capabilities, offers significant opportunities for the growth of BGI's presence and share of supply in institutional asset management.  BGI will retain all of its securities lending business.

The consideration of US$4.4 billion (£3.0 billion), which includes the Barclays cash-settled participation interest, represents a multiple of 10.1x 2008 EBITDA of iShares and is made up as follows:

US$ billion	Nominal	Value
Equity	1.05	1.05
Senior debt	1.70	1.70
Vendor loan	1.40	1.10
Participation interest	n/a	0.52
Total		4.37

The net proceeds of the transaction, after costs and assuming the distribution of a dividend to the minority shareholders in BGI comprising current and former employees, will be retained by Barclays and contributed to capital resources. The transaction is subject to receipt of regulatory and other approvals.

The debt financing for the transaction will be provided by Barclays in the amount of approximately US$3.1 billion (£2.1 billion). Barclays has agreed to hold no less than 51% of the total financing for the first five years and may syndicate the remaining 49% after the first year. The remainder of the consideration will be funded by equity provided by Bidco.

Commenting on the transaction, John Varley, Group Chief Executive of Barclays, said:

"This transaction realises significant value for Barclays. iShares has experienced rapid growth over the past several years and has reached a point where it can develop further on a standalone basis. Barclays shareholders will benefit from a reinforcement of our capital base and an ongoing commercial relationship with iShares."

 Details of the transaction

1. Transaction terms

The consideration of approximately US$4.4 billion (£3.0 billion) will be subject to a price adjustment mechanism based on the level of revenues and costs at the initial closing relative to the 2009 business plan for iShares.

The breakdown of total consideration of US$4.4bn is shown on page 2 above.

The services which are currently provided by BGI to iShares as part of the Barclays Group will either be separated through the direct transfer of readily separable services on completion or provided, at least for an initial period, pursuant to transitional service agreements which will be entered into prior to completion. CVC and iShares will also establish commercial agreements in relation to a range of services which Barclays will continue to provide on an ongoing basis following completion, including in respect of securities lending.

The transaction is not expected to have any impact on the ETFs provided by iShares nor on the holders of ETFs.

2. Financial information

31 December 2008	BGI	iShares	Net BGI
	£m	£m	£m
Total Income	1,844	658	1,186

Operating Expenses (excl. Liquidity Support)	(986)	(370)	(616)
Liquidity Support	(263)	-	(263)
Operating Expenses	(1,249)	(370)	(879)
Profit before tax	595	288	307

EBITDA	673	294	379

Total Assets	71,340	465	70,875

AUM (£bn)	1,040	226	814

Note: The financial information relating to iShares has been extracted from the financial records of BGI, a business segment of Barclays PLC. The financial information for BGI is as reported for BGI in the segmental reporting set out in the 2008 financial statements of Barclays PLC

3. Go-shop provision

Barclays has the benefit of a go-shop period, which expires no earlier than 18 June 2009, 45 business days from 15 April 2009. During this period Barclays can solicit or consider proposals for a superior transaction involving iShares and potentially other related businesses.

A go-shop break fee of US$175 million (£120 million) would be payable by BGI to Bidco if BGI terminates the transaction agreement and agrees to any superior transaction with a party other than CVC involving iShares, and potentially other related businesses, and which is not matched by CVC within five business days.

Details of a superior transaction, if any, agreed during the go-shop period would be communicated in a separate announcement.

4. Employees and management

At the end of 2008, the iShares business had approximately 620 employees (excluding contractors and support staff) across 14 countries and five continents.

A number of employees are shareholders in BGI UK Holdings Limited ("BGI Holdings"), which is the main holding company for BGI (including the iShares business) within Barclays). These shareholders purchased their shares through the BGI Equity Ownership Plan ("EOP"). The EOP shares now represent 4.5% of the share capital of BGI Holdings. The EOP was approved by Barclays shareholders in 2000. It is currently envisaged that employees who are shareholders in BGI Holdings will receive a cash dividend on their shares as a consequence of the transaction in respect of a proportion of the transaction proceeds. The payment of the dividend will in effect release part of the value of their shareholding.

Some employees hold options under the EOP and it is currently expected that those with vested options will have the opportunity to exercise those options to obtain BGI Holdings shares ahead of completion of the transaction. Should all the vested options be exercised, the EOP shares would increase from 4.5% to represent 10.3% of the share capital of BGI Holdings. Such shares arising on exercise of options may also carry the right to receive a dividend in respect of a proportion of the transaction proceeds.

Robert E. Diamond Jr, President of Barclays PLC and Chief Executive of Investment Banking and Investment Management, holds shares in BGI Holdings which he purchased through his participation in the EOP. His participation in the EOP predates his appointment to the Board of Barclays PLC in June 2005. As a BGI Holdings shareholder and option holder, he may receive a cash dividend (net of a US$2.9 million (£2.0 million) payment required in consideration of his options) on his BGI Holdings shares of up to approximately US$6.9 million (£4.7 million) before any applicable deductions.

Mr Diamond has taken no part in the consideration of the iShares transaction either as a member of the Board or as a director of BGI Holdings.

The members of the iShares core management team who are expected to constitute the iShares core management team following the completion of this transaction are:

Lee Kranefuss

Mike Latham

Rory Tobin

The majority of the remaining employees working within the iShares business are also expected to transfer with iShares as part of this transaction.

5. Financing

Barclays will provide Bidco with debt financing in connection with the transaction through: (i) a six-year senior secured term loan facility of approximately US$850 million (£580  million) at a spread of 4.0% over the London Interbank Offered Rate ("LIBOR"); (ii) a seven-year senior unsecured loan facility with a bullet repayment of approximately US$850  million (£580 million) at a spread of 5.5% over LIBOR; and (iii) a ten-year vendor loan with a principal amount of approximately US$1,400  million (£956 million), with a mandatory payment in kind interest mechanism at 7.0%. The remaining US$1,050 million (£717 million) of financing will consist of equity provided by Bidco.

Barclays has agreed to hold no less than 51% of each facility for the first five years and may syndicate the remaining 49% after the first year. Barclays has certain rights to modify some of the financing terms (including pricing of the senior unsecured term loan) at the time of syndication.

The debt financing provided by Barclays is expected to add US$4.0 billion (£2.7 billion) of risk weighted assets to Barclays PLC's balance sheet.

6. Barclays participation interest

Under the transaction agreement, CVC will grant Barclays a participation interest which will entitle Barclays to receive, in cash, 20% of the value of the equity return from the iShares business received by CVC on realisation after CVC has achieved a minimum return of no less than: (i) in the first two years, 2.0 times, and thereafter 2.5 times its equity investment; and (ii) a 25% internal rate of return from the iShares business.

7. Closing requirements

Closing is conditional upon obtaining regulatory approvals and is expected to occur in several stages. Before the initial closing can take place regulatory approvals must have been received in the US, Germany, the UK and Ireland, and shareholder approvals must have been obtained in respect of US-registered iShares funds whose assets represent at least 85% of the assets under management as of 31 December 2008 of all such funds. The initial closing is expected to take place in the third quarter of 2009. Subsequent closings will occur in respect of iShares operations in other jurisdictions on a country by country basis once appropriate regulatory approvals and other necessary conditions have been obtained.

Currently, pre-closing regulatory approvals are expected to be required in the US, UK, Germany, Ireland, Australia, Brazil, Canada, Mexico, Chile, Hong Kong, Japan and Singapore.

Termination rights exist for both parties in the event that there is a material change in the business before closing or if a separation plan for the businesses being sold is not agreed. Termination would entitle CVC to a payment of US$25 million.

A fee of US$50 million (£34 million) or US$175 million (£120 million) will be payable by CVC or Barclays respectively if closing does not occur due to a material default of CVC or Barclays, as the case may be, in certain circumstances.

8. Expected timetable of principal events

The expected timetable of the principal events is set out below:

Commencement of go-shop period                            15 April 2009

Conclusion of go-shop period                                     18 June 2009

Anticipated initial closing                                            Third quarter 2009

Anticipated final closing                                             November 2009

The timetable is included for illustrative purposes only and may be subject to change.

9. Advisers

Barclays Capital is acting as lead financial adviser to Barclays and Lazard & Co., Limited ("Lazard") is acting as financial adviser to Barclays. Clifford Chance LLP and Sullivan & Cromwell LLP are acting as legal advisers to Barclays.

As previously disclosed in Barclays Annual Report 2008, Sir John Sunderland, Non-executive Director of Barclays, is currently an Adviser to CVC. Sir John Sunderland notified the Board of Barclays PLC of his interest in the disposal of iShares pursuant to section 177 of the Companies Act 2006. He has not been involved in advising CVC on the disposal.

ANALYST AND INVESTOR INFORMATION

For further information please contact:

Investor Relations                    Media Relations

Stephen Jones                             Alistair Smith

+44 (0) 20 7116 5752                +44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 156,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About BGI

BGI is one of the world's largest asset managers and a leading global provider of investment management products and services with more than 3,000 institutional clients and US$1.5 trillion of assets under management as at 31st December 2008. BGI transformed the investment industry by creating the first index strategy in 1971 and the first quantitative active strategy in 1979. BGI is one of the global product leaders in exchange traded funds (iShares® exchange traded funds) with over 360 funds globally across equities, fixed income and commodities which trade on 18 exchanges worldwide. iShares' customer base consists of the institutional segment of pension plans and fund managers, as well as the retail segment of financial advisors and high net worth individuals.

About CVC

Founded in 1981, CVC is a leading global private equity and investment advisory firm, headquartered in Luxembourg with a network of 19 offices across Europe, Asia and the USA. CVC focuses on building businesses over the long-term, typically holding investments for five years or more. CVC funds currently own 52 companies worldwide employing approximately 447,000 people in numerous countries. Together these companies have combined annual sales of €88.0 billion.

Exchange rates used

The exchange rate used in this announcement is £1 equals US$1.4644 as published by Thomson Reuters at the close of trading on 8 April 2009.

Nothing in this announcement is intended or is to be construed as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years, or those of the enlarged group, will necessarily match or exceed the historical published earnings per Barclays share.

This announcement is for information only and shall not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, any securities. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-looking Statements

This announcement contains (or may contain) certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'will', 'would', 'could', 'aim', 'anticipate', 'target', 'expect', 'envisage', 'estimate', 'intend', 'intention', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, profit before tax, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditure, expected capital ratios, plans with respect to dividend payments, and plans and objectives for future operations of Barclays and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, liquidity conditions in the market, market-related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ('IFRS') applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the Lehman Brothers North American businesses into the enlarged group's business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made herein by or on behalf of Barclays speak only as of the date they are made. Except as required by the Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the Securities and Exchange Commission.

Notwithstanding anything in this announcement to the contrary, there is and can be no assurance that the transaction announced (or any part thereof) will be consummated in the manner described herein.

Lazard is acting exclusively for Barclays and for no-one else in relation to the sale of iShares, and will not be responsible to any other person for providing the protections afforded to clients of Lazard nor for providing advice in connection with the sale of iShares.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Barclays and for no-one else in connection with the sale of iShares, and will not be responsible to anyone other than Barclays for proving the protections afforded to customers of JPMorgan Cazenove nor for providing advice to any other person in relation to the sale of iShares.

Neither the content of Barclays website nor any website accessible by hyperlinks on Barclays website is incorporated in, or forms any part of, this announcement.